SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Petrobras starts production at Lula Nordeste area

in Santos Basin pre-salt

Rio de Janeiro, June 6th, 2013 – Petróleo Brasileiro S.A. – Petrobras announces that FPSO Cidade de Paraty went on stream this Thursday (06/06), initiating commercial production at Lula Nordeste area in Santos Basin pre-salt. The new platform is part of the set of production projects scheduled for this year in the Business and Management Plan (2013-17 BMP).

Cidade de Paraty is a FPSO platform (Floating, Production, Storage and Offloading). It is anchored at a water depth of 2,120 meters, some 300 km off the coast and has the capacity to process up to 120,000 barrels of oil and 5 million m3 of gas per day. Well 7-LL-11-RJS, the first one to be interconnected to the platform, has the potential to produce 25,000 barrels per day. Its production in the first month of operation, however, will be restricted to 13,000 barrels of oil per day, being progressively increased as the natural gas processing and reinjection systems are commissioned. The produced oil in Lula Nordeste area is of intermediate density (29º API) and high quality and will be transported through tankers.

Produced gas will be sent to the Monteiro Lobato Gas Treatment Unit (UTGCA), located in Caraguatatuba, on the coast of São Paulo state, through the Lula-Mexilhão gas pipeline. Another 13 wells (seven production and six injection) will be interconnected to the platform in the upcoming months. A peak production of 120,000 barrels of oil per day is expected for the second half of 2014.

Lula field has an estimated total recoverable volume of 8.3 billion barrels of oil equivalent (oil plus gas) and started producing in 2010, with FPSO Cidade de Angra dos Reis, four and a half years after its discovery, in 2006. Lula Nordeste module is the second among the 10 definitive modules for development of Lula field (including Iracema area) contemplated in the 2013-17 BMP.

Block BM-S-11 is operated by Petrobras (65%) in partnership with BG E&P Brasil Ltda (25%) and Petrogal Brasil S.A. (10%).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.